Exhibit 99.1

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      ELBIT MEDICAL IMAGING LTD. ANNOUNCES A DISTRIBUTION OF CASH DIVIDEND

      TEL AVIV, Israel, December 22, 2005 - Elbit Medical Imaging Ltd. (NASDAQ:
EMITF) (the "EMI") announced today that its board of directors had declared a dividend in an aggregate amount of NIS 130 million (approximately $28.2 million), which equates to approximately NIS 5.12 (approximately $1.11) per Ordinary Share of EMI outstanding as of the date hereof. The dividend is payable on or about January 17, 2006 to shareholders of record as of the close of business on January 4, 2006.

      The dividend will be paid to the EMI shareholders in NIS, except for holders of EMI shares traded on NASDAQ National Market (i.e., shares registered on the records of American Stock Transfer & Trust Company in the name of CEDE & Co.) and for holders who are listed on the records of American Stock Transfer & Trust Company, who will be paid in US Dollars in accordance with the representative rate of exchange of the US Dollar against the NIS published by the Bank of Israel on January 16, 2006.

      The dividend will be paid to the EMI shareholders net of taxes to be withheld at source pursuant to Israeli law.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through its subsidiary, Elscint Ltd.; and (iii) research and development in the image guided focused ultrasound activities through its subsidiary, InSightec - Image Guided Treatment Ltd.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, risks related to the proposed merger of EMI and Elscint such as a failure to successfully integrate the two companies or realize the expected benefits from the proposed merger, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, EMI's Form F-4 Registration Statement filed with the Securities and Exchange Commission on September 1, 2005 and Form 20-F Annual Report for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005.

For Further Information:
Company Contact                          Investor Contact
Shimon Yitzhaki                          Kathy Price
Elbit Medical Imaging Ltd.               The Global Consulting Group
(972-3) 608-6000                         1-646-284-9430
syitzhaki@europe-israel.com              kprice@hfgcg.com
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